Exhibit 11(a)

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the inclusion in this Offering Circular constituting a part of this Offering Statement on Form 1-A/A of our report dated February 12, 2020 with respect to the balance sheet of SavvyShares LLC as of January 2, 2020 (inception) and related notes to the financial statements (which report includes an explanatory paragraph regarding the existence of substantial doubt about SavvyShares LLC’s ability to continue as a going concern), and to the reference to us under the heading “Experts” in this Offering Circular which is part of this Offering Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

July 8, 2020